UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                                MVC CAPITAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    553829102
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                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

..........................
CUSIP No. 553829102
..........................

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1 NAME OF REPORTING PERSON:
  I.R.S. Identification Nos. of above persons (entities only):

  J. Carlo Cannell
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                   (b) [ ]
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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5 SOLE VOTING POWER: 2,845,650*

6 SHARED VOTING POWER: 0*

7 SOLE DISPOSITIVE POWER: 2,845,650*

8 SHARED DISPOSITIVE POWER: 0*
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,845,650*
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   15.1%*
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12 TYPE OF REPORTING PERSON

   IN
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* As of January 3, 2005 (the "Reporting Date"), Anegada master Fund Limited ("Anegada"), The Cuttyhunk Fund Limited ("Cuttyhunk"), Pleiades Investment Partners, LP ("Pleiades") TE Cannell Portfolio, Ltd. ("TEC"), (formerly GS Cannell Portfolio, LLC) and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, Cuttyhunk, Pleiades and TEC the "Funds") owned in the aggregate 2,845,650 shares of common stock, par value $0.01 per share (the "Shares"), of MVC Capital, Inc. (the "Company"). Cannell Capital LLC acts as the investment sub-adviser to Cuttyhunk, the investment adviser to Anegada, and TEC, and is the general partner of and investment adviser to Pleiades and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 2,845,650 Shares, or approximately 15.1% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G/A SETS FORTH THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTINGDATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSED AN AMENDMENT TO SCHEDULE13G TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SEC ON DECEMBER
30, 2003 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G")AND REPORTS THAT ONLY MR. CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

Item 1(a). Name of Issuer:

           MVC Capital, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           Riverview at Purchase
           287 Bowman Avenue, 3rd Fl.
           Purchase, NY 10577

Item 2(a). Name of Person Filing:

           J. Carlo Cannell

Item 2(b). Address of Principal Business Office or if none, Residence:

           P.O. Box 3459
           240 E. Deloney Ave.
           Jackson, WY 83001

Item 2(c). Citizenship:

           United States

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

           553829102

Item 3.    Not Applicable.

Item 4. Ownership:

        (a) Amount Beneficially Owned: 2,845,650*

        (b) Percent of Class: 15.1%*

        (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 2,845,650*

             (ii) shared power to vote or to direct the vote: 0*

             (iii) sole power to dispose or to direct the disposition of:
                   2,845,650*

             (iv) shared power to dispose or to direct the disposition of: 0*

* As of January 3, 2005 (the "Reporting Date"), Anegada master Fund Limited ("Anegada"), The Cuttyhunk Fund Limited ("Cuttyhunk"), Pleiades Investment Partners, LP ("Pleiades") TE Cannell Portfolio, Ltd. ("TEC"), (formerly GS Cannell Portfolio, LLC) and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, Cuttyhunk, Pleiades and TEC the "Funds") owned in the aggregate 2,845,650 shares of common stock, par value $0.01 per share (the "Shares"), of MVC Capital, Inc. (the "Company"). Cannell Capital LLC acts as the investment sub-adviser to Cuttyhunk, the investment adviser to Anegada, and TEC, and is the general partner of and investment adviser to Pleiades and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 2,845,650 Shares, or approximately 15.1% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G/A SETS FORTH THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED HEREIN AS OF THE REPORTINGDATE. CONCURRENTLY WITH THE FILING OF THIS SCHEDULE 13G/A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), MR. CANNELL HAS CAUSED AN AMENDMENT TO SCHEDULE13G TO BE FILED ON BEHALF OF CANNELL CAPITAL, LLC WHICH FURTHER AMENDS AND RESTATES THE SCHEDULE 13G FILED WITH THE SEC ON DECEMBER
30, 2003 UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G")AND REPORTS THAT ONLY MR. CANNELL IS THE REPORTING PERSON FOR THE SECURITIES REPORTED IN THE PRIOR 13G.

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the S ecurities:

        Not Applicable.

Item 8. Identification and Classification of Members of the Group:

        Not Applicable.

Item 9. Notice of Dissolution of Group:

        Not Applicable.

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 14, 2008


                                J. CARLO CANNELL

                              /s/ J. Carlo Cannell

                                J. Carlo Cannell

 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)